SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CONCORD COMMUNICATIONS, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE, GRANTED
UNDER THE 1997 STOCK PLAN OF CONCORD COMMUNICATIONS, INC., AS AMENDED
(TITLE OF CLASS OF SECURITIES)

206186108
(CUSIP NUMBER OF CLASS OF SECURITIES)
(COMMON STOCK UNDERLYING OPTIONS)

JOHN A. BLAESER
PRESIDENT AND CHIEF EXECUTIVE OFFICER
CONCORD COMMUNICATIONS, INC.
600 NICKERSON ROAD
MARLBORO, MASSACHUSETTS 01752
TELEPHONE: (508) 460-4646
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

KEVIN M. BARRY, ESQ.
TESTA, HURWITZ & THIBEAULT, LLP
125 HIGH STREET
BOSTON, MASSACHUSETTS 02110
TELEPHONE: (617) 248-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$3,300,000	$418.11

*Calculated solely for purposes of determining the filing fee. This amount assumes the purchase of all outstanding eligible options to purchase shares of common stock of Concord Communications, Inc. with an exercise price equal to or greater than $25.00 per share, granted under the 1997 Stock Plan of Concord Communications, Inc., as amended, for a total aggregate price of $3,300,000. The aggregate price is calculated based on the Black-Scholes option pricing model as of September 17, 2004.

**$126.70 per $1,000,000 of the aggregate offering amount, pursuant to Rule 0-11 of the Securities and Exchange Act of 1934, as amended by Fee Rate Advisory #7 for Fiscal Year 2004. The filing fee was previously paid with the Schedule TO filing made with the Securities and Exchange Commission on September 27, 2004.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 418.11
Filing Party: Concord Communications, Inc.
Form or Registration No.: Schedule TO
Date Filed: September 27, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
Items 1 through 8 and Item 11
SIGNATURE

INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements our Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on September 27, 2004 (the “Schedule TO”) relating to our offer to purchase any and all outstanding options to purchase shares of our common stock, $0.01 par value per share, with an exercise price of $25.00 or more granted under our 1997 Stock Plan upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 27, 2004 and filed with the Schedule TO (the “Offer to Purchase”).

     The information set forth in the Offer to Purchase is incorporated into this Amendment No. 1 by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent expressly provided herein.

Items 1 through 8 and Item 11.

     Items 1 through 8 and Item 11 of the Schedule TO filed on September 27, 2004, which incorporate by reference the information contained in the Offer to Purchase, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(i), is hereby amended as follows:

(1)	The response to the question in the Q&A entitled “Are all of my stock option grants eligible for this Offer?” under the heading “SUMMARY TERM SHEET” and Section 1 entitled “Eligible Options; Option Purchase Price; Expiration Time” under the heading “THE OFFER” are amended by inserting the following paragraph in the case of the Q&A immediately after the sole paragraph thereof, and, in the case of Section 1, immediately after the second paragraph thereof:

“The decision to set $25.00 as the exercise price cut-off was made by the Compensation Committee of the Board of Directors. This price was set by the committee after reviewing all option grants and making a determination as to which of the grants were no longer providing the proper incentives to employees due to the exercise price of these options being significantly higher than the market price of our common stock. In addition, the shares of common stock subject to the eligible options that we purchase will be available for future grants under the Plan, which will enable us to fulfill future compensation objectives more effectively.”

(2)	The response to the question in the Q&A entitled “When will I receive payment for my options which are accepted for payment?” under the heading “SUMMARY TERM SHEET” and Section 1 entitled “Eligible Options; Option Purchase Price; Expiration Time” under the heading “THE OFFER” are amended by inserting the following paragraph in the case of the Q&A immediately after the sole paragraph thereof, and, in the case of Section 1, immediately after the eighth paragraph thereof:

“Our regular payroll procedure is as follows:

•	Employees in the United States are paid on the 15th and last day of each month. If those dates fall on a holiday or weekend, then the pay date is the business day before.

•	Employees in Canada and Mexico are paid on the 15th and the last day of the month. If those dates fall on a weekend, then the pay date is the Friday before.

•	Employees in Europe and Asia Pacific are paid on the 25th of the month. If this date falls on a weekend, then the pay date is the Friday before.”

(3)	The response to the question in the Q&A entitled “What interests do the directors, executive officers and affiliates of Concord have in the Offer?” under the heading “SUMMARY TERM SHEET” and Section 10 entitled “Interests of Directors and Officers; Agreements Concerning the Options and Common Stock” under the heading “THE OFFER” are amended in the case of the Q&A by deleting the third sentence of the first paragraph thereof, and, in the case of Section 10, by deleting the third sentence of the first paragraph thereof, and in each case substituting in lieu thereof the following sentence:

“A list of our directors and executive officers and the number of eligible options beneficially owned by each of them, as well as the exercise price and expiration dates for options held and the aggregate amount they will receive in the Offer if they elect to tender such options is attached to this Offer to Purchase as Schedule A.”

(4)	Section 4 entitled “Acceptance for Purchase of Options and Payment of Cash Amount” under the heading “THE OFFER” is amended by deleting the last sentence of the fourth paragraph thereof and by substituting in lieu thereof the following sentence:

“We will notify you as promptly as practicable if any eligible options that were tendered by you are not accepted for payment and will return all options not accepted for payment promptly after the expiration of the Offer.”

(5)	The response to the question in the Q&A entitled “How do I tender my options?” under the heading “SUMMARY TERM SHEET” and the subsection of Section 2 entitled “Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects” in Section 2 entitled “Procedure for Tendering Options” under the heading

“THE OFFER” are amended in the case of the Q&A by deleting the fourth sentence of the second paragraph thereof, and, in the case of Section 2, by deleting the second sentence of the above referenced subsection thereof.

(6)	Section 5 entitled “Conditions of the Offer” under the heading “THE OFFER” is amended deleting the word “significant” in clause (ii) of subparagraph (c) of the second paragraph of Section 4 and substituting the phrase “30% or greater”.

(7)	Section 5 entitled “Conditions of the Offer” under the heading “THE OFFER” is amended by inserting the text “before the Expiration Time” immediately after the phrase “at any time and from time to time” in each of the first and second sentence of the third paragraph thereof.

(8)	Schedule A to the Offer to Purchase is amended by deleting the text “President and Chief Executive Officer” under the first row of the column entitled “Position and Offices Held” and substituting the text “President, Chief Executive Officer and Director”. Schedule A is further amended by inserting the following text immediately before the initial footnote:

“John A. Blaeser holds eligible options to purchase an aggregate of 245,000 shares of our common stock. He has informed the Company that his current intention is to tender these options in the Offer. On January 12, 1999, Mr. Blaeser was granted options to purchase 120,000 shares of our common stock with an exercise price of $52.625 and an expiration date of January 10, 2007. On August 31, 1999, Mr. Blaeser was granted options to purchase 125,000 shares of our common stock with an exercise price of $36.906 and an expiration date of August 29, 2007. If Mr. Blaeser elects to tender all of the eligible options he currently holds, he will receive an aggregate amount of $801,300 from Concord.

Douglas A. Batt holds eligible options to purchase an aggregate of 10,000 shares of our common stock. He has informed the Company that his current intention is to tender these options in the Offer. On July 5, 2000, Mr. Batt was granted options to purchase 10,000 shares of our common stock with an exercise price of $40.563 and an expiration date of July 3, 2008. If Mr. Batt elects to tender all of the eligible options he currently holds, he will receive an aggregate amount of $34,000 from Concord.

Melissa H. Cruz holds eligible options to purchase an aggregate of 75,500 shares of our common stock. She has informed the Company that her current intention is to tender these options in the Offer. On January 12, 1999, Ms. Cruz was granted options to purchase 3,000 shares of our common stock with an exercise price of $52.625 and an expiration date of January 10, 2007. On August 31, 1999, Ms. Cruz was granted options to purchase 12,500 shares of our common stock with an exercise price of $36.906 and an expiration date of August 29, 2007. On April 17, 2000, Ms. Cruz was granted options to purchase 60,000 shares with an exercise price of $26.188 and an expiration date of April 15, 2008. If Ms. Cruz elects to tender all of the eligible options she currently holds, she will receive an aggregate amount of $297,420 from Concord.

Ferdinand R. Engel holds eligible options to purchase an aggregate of 174,000 shares of our common stock. He has informed the Company that his current intention is to tender these options in the Offer. On January 12, 1999, Mr. Engel was granted options to purchase 81,000 shares of our common stock with an exercise price of $52.625 and an expiration date of January 10, 2007. On August 31, 1999, Mr. Engel was granted options to purchase 68,000 shares of our common stock with an exercise price of $36.906 and an expiration date of August 29, 2007. On April 17, 2000, Mr. Engel was granted options to purchase 25,000 shares with an exercise price of $26.188 and an expiration date of April 15, 2008. If Mr. Engel elects to tender all of the eligible options he currently holds, he will receive an aggregate amount of $584,660 from Concord.

Daniel A. Sheahan holds eligible options to purchase an aggregate of 7,000 shares of our common stock. He has informed the Company that his current intention is to tender these options in the Offer. On October 4, 1999, Mr. Sheahan was granted options to purchase 7,000 shares of our common stock with an exercise price of $46.125 and an expiration date of October 2, 2007. If Mr. Sheahan elects to tender all of the eligible options he currently holds, he will receive an aggregate amount of $22,120 from Concord.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONCORD COMMUNICATIONS, INC.
By: /s/ John A. Blaeser

Name:	John A. Blaeser
Title:	President and Chief Executive Officer

Date: October 20, 2004